No. 811-08235


                    APPLICATION FOR DEREGISTRATION OF CERTAIN
                         REGISTERED INVESTMENT COMPANIES

                         Pursuant to Section 8(f) of the
                         Investment Company Act of 1940


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM N-8F


                 Glenbrook Life Variable Life Separate Account B



I.   General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

         [ ]      Merger

         [X]      Liquidation

         [ ]      Abandonment of Registration
                  (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

         [ ]      Election of status as a Business Development Company (Note:
                  Business Development Companies answer only questions 1 through 10 of the form and complete verification at the end of the form.)

2.   Name of fund: Glenbrook Life Variable Life Separate Account B

3.   Securities and Exchange Commission File No.: 811-08235

4.   Is this an initial Form N-8F or an  amendment  to a  previously  filed Form
     N-8F?

         [X] Initial Application          [ ] Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

                       3100 Sanders Road
                       Northbrook, Illinois 60062


6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

                  Charles Smith
                  Allstate Life Insurance Company
                  3100 Sanders Road, Suite J5B
                  Northbrook, IL 60062
                  (847) 402-1790

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 3 la-1 and 31 a-2 under the Act [ 17 CFR 270.3 la-1, .3 la-2]:

     NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

                  Michael J. Velotta
                  Vice President, Secretary and General Counsel
                  Glenbrook Life and Annuity Company
                  3100 Sanders Road, Suite J5B
                  Northbrook, IL 60062
                  (847) 402-2400

8.   Classification of fund (check only one):

         [ ] Management company,

         [X] Unit investment trust; or

         [ ] Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

                  Open-end [X]      Closed-end []

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

                  State of Illinois

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

                  Not applicable

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

     The Depositor entered into a Distribution Agreement with Allstate Life Financial Services, Inc. ("ALFS"), whereby ALFS served as the principal underwriter. The principal business address of ALFS is 3100 Sanders Road, J5B, Northbrook, Illinois.


13.  If the fund is a unit investment trust ("UIT") provide:

         (a) Depositor's name(s) and address(es):

                       Glenbrook Life and Annuity Company
                       3100 Sanders Road
                       Northbrook, Illinois 60062.

         (b) Trustee's name(s) and address(es):

                         Not Applicable

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

         []Yes    [X]No

         If Yes, for each UIT state:
                  Name(s):

                  File No.: 811

                  Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [X]Yes   []No

                  If Yes, state the date on which the board vote took place:

                  March 12, 2004.

                  If No, explain:

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  []Yes     [X]No

                  If Yes, state the date on which the shareholder vote took place:

                  If No, explain: There are no current contractholders. The Separate Account has no assets or liabilities.

II.  Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

         []Yes    [X]No

     (a) If Yes, list the date(s) on which the fund made those distributions:

     (b) Were the distributions made on the basis of net assets?

                  []Yes    []No

     (c) Were the distributions made pro rata based on share ownership?

                  []Yes    []No


     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

     Not applicable. All previously issued contracts have been surrendered. There are no current owners and no assets to distribute.

     (e) Liquidations only: Were any distributions to shareholders made in kind?

                  []Yes    [X]No

                  If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.  Closed-end funds only:

         Has the fund issued senior securities?

         []Yes    []No

         If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.  Has the fund distributed all of its assets to the fund's shareholders?

         [X]Yes   []No

         If No,

     (a) How many shareholders does the fund have as of the date this form is filed?

     (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

         []Yes    [X]No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

         []Yes    [X]No

         If Yes,
         (a) Describe the type and amount of each asset retained by the fund as of the date thisform is filed:

         (b)      Why has the fund retained the remaining assets?

         (c)      Will the remaining assets be invested in securities?

          []Yes   []No

21.  Does  the  fund  have  any  outstanding   debts  (other  than   face-amount
     certificates if the fund is a face-amount certificate company) or any other liabilities?

         []Yes    [X]No

         If Yes,

     (a) Describe the type and amount of each debt or other liability

     (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.  Information About Event(s) Leading to Request For Deregistration

22.  (a)  List  the  expenses   incurred  in  connection   with  the  Merger  or
     Liquidation:

                  (i) Legal expenses: $1000

                  (ii) Accounting expenses: $500

                  (iii) Other expenses (list and identify separately): $0

                  (iv) Total expenses (sum of lines (i)-(iii) above): $1500

     (b) How were those expenses allocated?

                   Those exprenses were allocated to the depositor.

     (c) Who paid those expenses?

     Those expenses were paid by the depositor through its normal operating expenses.

     (e) How did the fund pay for unamortized expenses (if any)?

                  Not applicable.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

         []Yes    [X]No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.   Conclusion of Fund Business

24.  Is the fund a party to any litigation or administrative proceeding?

         []Yes    [X]No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

         [] Yes   [X]No

     If Yes, describe the nature and extent of those activities:

VI.  Mergers Only

26.  (a) State the name of the fund surviving the Merger:

     (b) State the Investment  Company Act file number of the fund surviving the
     Merger:

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

     (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.


                                  VERIFICATION

         The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Glenbrook Life Variable Life Separate Account B ("Registrant"); (ii) he or she is the Vice President, Secretary and General Counsel of the Glenbrook Life and Annuity Company ("Depositor"); and (iii) all actions by Depositor of the Registrant, shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.


                          By:  /s/Michael J. Velotta
                           -------------------------------
                           Michael J. Velotta
                           Vice President, Secretary and General Counsel Glenbrook Life and Annuity Company



Attest:  /s/Charles M. Smith
         -------------------
         Charles M. Smith
         Assistant Counsel
         Glenbrook Life and Annuity Company